

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 802, 803, No. 13 Hai'an Road
Tianhe District, Guangzhou
Guangdong Province, People's Republic of China

Youxin Technology Ltd

     Re: Youxin Technology Ltd
        Amendment No. 4 to Registration Statement on Form F-1
        Filed January 19, 2023
        File No. 333-274404

Dear Shaozhang Lin:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1

Risk Factors

As more of our sales efforts are targeted at larger enterprise clients..., page 18

1.   Please revise to disclose the number of clients that accounted for 76% and 45% of your revenue in fiscal 2023 and 2022, respectively to add context to this disclosure. In addition, revise the risk factor header to address the fact that you rely on a limited number of clients for a significant portion of your revenue.

Note 3. Summary of Significant Accounting Policies
bb. Revision of previously issued Consolidated Statements of Balance Sheets, Operations and Comprehensive Loss..., page F-17

2.   We note you made "revisions" to your September 30, 2022 financial statements. Please explain to us how you considered the guidance in ASC 250-10-45-22 to 45-28 as well as SAB 99 in concluding that the changes should not be reported as an error in previously issued financial statements. Otherwise, revise to comply with that guidance by providing all the information required by ASC 250-10-50-7, label the appropriate columns of the financial statements as "Restated" and have your auditor revise its report to reference the restatement consistent with paragraph 18e of PCAOB Auditing Standard 3101.

    Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anthony Basch